WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance [redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08004345

31 July 2008

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

SUPPL

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
AUG 19 2008
THOMSON REUTERS

Ms L Firth
Financial Controller

Email: LindaF@witsgold.com
Enclosure: 3 Pages

Wgr - Witwatersrand Consolidated Gold Resources Limited - Results Of Agm

Release Date: 25/07/2008 14:48:36 Code(s): WGR

FILE NO.
82-34986

WGR - Witwatersrand Consolidated Gold Resources Limited - Results of AGM
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
('Wits Gold' or 'the Company')

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the Annual General Meeting of Wits Gold held today, 25 July 2008, all ordinary resolutions, as specified in the notice of the meeting, were passed by the requisite majority of shareholders.

25 July 2008

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
(Registration number 1970/003711/07)

Date: 25/07/2008 14:48:35 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department

Wgr - Wits Gold - Agreement With Anglogold Ashanti Limited

Release Date: 29/07/2008 14:30:02 Code(s): WGR 

WGR - Wits Gold - Agreement with AngloGold Ashanti Limited
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
(`Wits Gold` or `the Company`)

WITS GOLD AGREEMENT WITH ANGLOGOLD ASHANTI TO ACQUIRE HISTORICAL EXPLORATION DATA FOR THE BEISA NORTH AREA, SOUTHERN FREE STATE GOLDFIELD

Wits Gold is pleased to announce the conclusion of an agreement with AngloGold Ashanti Limited to acquire historical exploration data from the Beisa North area, where the Company currently holds prospecting rights. These data include diamond drill core from seven boreholes with the related geological and assay data, in addition to summary logs and assay data for a further 20 boreholes. The transaction has also included a number of geological reports and sections compiled over the period 1982-1991. The total purchase price to acquire this information amounted to R680 640.

The Beisa North prospecting rights adjoin the old Beisa Uranium Mine currently situated on Beatrix Gold Mine that is operated by Gold Fields Limited. Geographically, Beisa North in the southern Free State can be divided into two sectors by the westerly flowing Sand River. To the south of the Sand River, the area was previously prospected by Anglo American Corp, where a total of 13 boreholes were completed. Two exploration targets were intersected, namely overturned Ada May or Beisa Reef at depths of 640-1115 metres below surface and the Kimberley 4 or Kalkoenkrans Reef at depths of 1650-2145 metres below surface. At the time, non-SAMREC compliant resources were estimated by Anglo American for these reefs as follows:

	Mt	Au (g/t)	Au (Moz)	U308 (Kg/t)	U308 (Mlbs)
Beisa	14.2	2.3	1.05	1.01	31.6
Kalkoenkrans	7.86	2.9	0.73	0.04	0.7

In the area to the north of the Sand River, a further 14 boreholes were completed by Gencor mainly during 1977-1979 as part of their regional exploration programme for the Beisa Reef. Although some of these boreholes intersected the Beisa Reef at depths in the range of 450-1500 metres below surface, no resource estimate is available for this area.

Wits Gold will now integrate this information with the Company`s digital database for review purposes. Depending on the results of this study, management will develop an appropriate strategy to improve the geological understanding of the Beisa North area. The objective will be to produce a SAMREC compliant resource estimate for Beisa North.

Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management`s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold and uranium; hazards associated with underground and surface gold and uranium mining; the ability to attract and retain qualified

personnel; labour disruptions; changes in laws and government regulations, particularly environmental regulations and mineral rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalization and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximize the value of any economic resources. These forward-looking statements speak only as of the date of this document.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by applicable laws.

For further information please contact:
Dr. Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Mr. Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
29 July 2008

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 29/07/2008 14:30:01 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department

END